Mail Stop 4561

September 10, 2007

Mr. Delmar Janovec
Chief Executive Officer and Principal Financial Officer
AmeriResource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas, NV   89120

> **Re: AmeriResource Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 21, 2006**
> **File No. 000-20033**

Dear Mr. Janovec:

We have reviewed your response letter dated July 24, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We await the filing of your amended documents upon the conclusion of these comments including all agreed upon changes thus far.

Form 10-KSB for the year ended December 31, 2004

Nature of Business and Business Combinations, page F-8

2.   We note your response to comment 3; however, we still do not understand how you have concluded that you did not have the ability to exercise significant influence over the operating and financial policies of RoboServer based on your voting interests. You state that third parties controlled the day-to-day operations and direction of the company. Please tell us the nature of the company's relationship with these third parties. Specifically tell us the termination provisions of the contracts with these third parties. If these contracts were cancellable (as it appears that they were since you state in your fourth response that you took over the day-to-day operations of RoboServer in 2005), then the third parties did not control the operations or direction of RoboServer. Please note that contracting out the day-to-day operations to third parties does not necessarily affect your ABILITY to exercise significant influence. Please revise your filing to account for this investment using the equity method of accounting in 2004.

3.   We note your response to comment 4; however, you did not provide us with an analysis of RoboServer based on EITF 96-16. Furthermore, you have not explained how you took over control of RoboServer. Simply running the day-to-day operations and serving as the manager of the company does not allow you to consolidate the company. Based on the voting rights of the majority owner of RoboServer's common stock and your president's voting rights through his ownership of the Super Voting Preferred Stock of RoboServer, your company does not control RoboServer. If a non-cancellable management agreement was entered into with RoboServer giving your company control of the operations of RoboServer, please provide us with an analysis of RoboServer under FIN 46(R). Otherwise, please revise your filings to account for this investment using the equity method of accounting.

4.   We note your response to comment 5; however ownership interests held by a parent (your company's president) are not relevant to the determination of whether an entity should be consolidated. Although it appears that your company and RoboServer may be under the common control of your president, this does not cause you to consolidate RoboServer in your financial statements. In light of this fact, please tell us the ownership of your company ONLY of RoboServer as of December 31, 2004 and December 31, 2005 based on all of the voting interests outstanding (including Super Voting Preferred Stock since these shares appear to represent 10 voting interests each).

Form 10-KSB for the year ended December 31, 2005

Intangible Assets

5.   We note your response to comment 8. You state that you evaluate the capitalized costs quarterly to ensure that the costs of abandoned projects are expensed. Pursuant to paragraph 10 of SFAS 86, at each balance sheet date, you should also be comparing the unamortized capitalized costs of the computer software products to the net realizable value of those products and recording the amount by which the unamortized capitalized costs exceed the net realizable value of the assets as an impairment expense. Please confirm that you are performing this impairment analysis in addition to your evaluation of abandoned products and expand your disclosure regarding this policy in future filings.

6.   Furthermore, we note your disclosure regarding your intangible assets on page F-9 of your 10-KSB for the year ended December 31, 2006. You disclose that your intangible asset balance as of December 31, 2006 consisted of RoboServer software costs, a non-compete agreement and goodwill related to AuctionWagon, Auction Blvd., and BizAuctions, and goodwill related to VoIPCOM USA. Since AuctionWagon, Auction Blvd, and VoIPCOM USA were all acquired in 2005, it appears that your intangible asset balance as of December 31, 2005 also included amounts related to these acquisitions; however, in your previous response you represented to us that the intangible asset balance as of December 31, 2005 only included software that was developed by RoboServer. Please explain the inconsistency in your responses.

7.   Additionally, please tell us your basis for recording goodwill related to Auction Blvd and VoIPCOM USA. Based on your previous responses and your disclosure, it does not appear that Auction Blvd and VoIPCOM USA represented businesses at the time of acquisitions, and thus recording goodwill would not be appropriate. Please provide us with an analysis of Auction Blvd and VoIPCOM USA under EITF 98-3.

8.   We also note on page F-9 of your 10-KSB for the year ended December 31, 2006 that you are amortizing the RoboServer software-related costs over 15 years. Due to the effects of obsolescence, it does not appear that this is a reasonable useful life. Please explain how you determined the useful life of 15 years.

10-QSB for the quarter ended June 30, 2006

Item 2 – Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 4

9.   We note your response to comment 11. Please tell us how you determined the total purchase price of BizAuctions, Inc. and provide us with your purchase price allocation. It appears that you have allocated a portion of the purchase price to goodwill. Please also provide us with an analysis of how you determined that BizAuctions, Inc. was a business pursuant to EITF 98-3.

10.   Please tell us what consideration you gave to Item 310(c) of Regulation S-B as it relates to the financial statements of BizAuctions, Inc.

11.   We note that your revenue significantly increased for the year ended December 31, 2006 over the year ended December 31, 2005. This appears to be the result of the revenue earned from your eBay liquidation services from Net2Auctions, Inc. and BizAuctions, Inc. Please tell us your revenue recognition policy for this revenue. Please address EITF 99-19 in your response.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief